UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Accretive Health, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
00438V 103
(CUSIP Number)
Etienne H. Deffarges
c/o Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
312-324-7820
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00438V 103

(1)	NAME OF REPORTING PERSON: The Deffarges-Brass Family Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

The Trust is formed under the laws of the State of California

(7)	SOLE VOTING POWER

NUMBER OF	-0- shares

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,723,878 shares

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0- shares

WITH	(10)	SHARED DISPOSITIVE POWER

4,723,878 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,723,878 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%[1]

(14)	TYPE OF REPORTING PERSON

OO
1 The percentages reported in this Schedule 13D are based upon 95,253,864 shares of Common Stock outstanding, which is the sum of 95,126,464 shares of Common Stock outstanding as of February 28, 2011 (according to the Form 10-K filed by Accretive Health, Inc. on March 18, 2011) and 127,400 shares of Common Stock issued to Mr. Deffarges pursuant to an option exercise on March 16, 2011.

CUSIP No.	00438V 103

(1)	NAME OF REPORTING PERSON: Etienne H. Deffarges

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Deffarges is a citizen of the United States of America

(7)	SOLE VOTING POWER

NUMBER OF	509,600 shares

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,723,878 shares

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	509,600 shares

WITH	(10)	SHARED DISPOSITIVE POWER

4,723,878 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,233,478

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%[1]

(14)	TYPE OF REPORTING PERSON

IN

CUSIP No.	00438V 103

(1)	NAME OF REPORTING PERSON: Judith M. Brass

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Ms. Brass is a citizen of the United States of America

(7)	SOLE VOTING POWER

NUMBER OF	-0- shares

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,723,878 shares

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0- shares

WITH	(10)	SHARED DISPOSITIVE POWER

4,723,878 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,723,878

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%[1]

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D report relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Accretive Health, Inc., a Delaware corporation with its principal executive offices located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611 (the “Company”). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Schedule 13D remains in full force and effect.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
a)	The Trust and Mr. Deffarges and Ms. Brass, as co-trustees of the Trust, are the beneficial owners of 4,723,878 shares of Common Stock, or 5.0% of the Common Stock of the Company based upon 95,253,864 shares of Common Stock outstanding as of March 16, 2011. Additionally, Mr. Deffarges is the beneficial owner of 127,400 shares of Common Stock issued upon exercise of options on March 16, 2011, and is deemed to beneficially own 382,200 shares of Common Stock issuable pursuant to an option exercisable within 60 days of the date hereof, which together represent less than one percent of the shares of Common Stock outstanding as of March 16, 2011.

b)	The Trust, Mr. Deffarges and Ms. Brass have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 4,723,878 shares of Common Stock held, of record, by the Trust. Mr. Deffarges has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, 127,400 shares of Common Stock and 382,200 shares of Common Stock which he is deemed to beneficially own.

c)	On March 24, 2011, the Company commenced a public offering of Common Stock by certain selling stockholders (the “Selling Stockholders”), including the Trust. On March 30, 2011, the Selling Stockholders sold an aggregate of 7,475,000 shares of Common Stock of the Company pursuant to an Underwriting Agreement, dated March 24, 2011 (the “Underwriting Agreement”), by and among the Company, Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters identified therein (the “Underwriters”), and the Selling Stockholders. Pursuant to the Underwriting Agreement, the Trust sold 540,000 shares of Common Stock to the Underwriters at a price per share of $22.4425.

In connection with the public offering, the Trust entered into a lock-up agreement, dated as of March 9, 2011 (the “Lock-up Agreement”), pursuant to which the Trust agreed with the Underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, options or warrants to purchase shares of Common Stock or securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereafter acquired, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock during the period from March 24, 2011 continuing through the date 90 days after March 24, 2011, as modified as described below, except with the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, on behalf of the Underwriters.

The 90-day restricted period will be automatically extended under the following circumstances:
•	if, during the last 17 days of the 90-day restricted period, the Company issues an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or

•	if, prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release.
Notwithstanding the foregoing, the automatic extension of the 90-day restricted period will not apply if, as of the expiration of the restricted period, shares of the Company’s Common Stock are “actively traded securities” as certified by the Company to the Underwriters’ representatives.
d)	To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each of the respective Reporting Persons.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended by adding the following paragraph to the end of the existing Item 6:
Reference is made to Item 5(c) hereof for a description of the Underwriting Agreement and the Lock-up Agreement.
Item 7. Material to Be filed as Exhibits
     Item 7 is hereby amended by adding the following exhibits:

Exhibit D —	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form S-1 (File No. 333-172707)).

Exhibit E —	Form of Lock-up Agreement.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 7, 2011

The Deffarges-Brass Family Trust
/s/ Etienne H. Deffarges
By:	Etienne H. Deffarges
Co-Trustee

/s/ Etienne H. Deffarges
Etienne H. Deffarges

/s/ Judith M. Brass
Judith M. Brass

EXHIBIT E
Accretive Health, Inc.
Lock-Up Agreement
March ___, 2011
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004
Re:	Accretive Health, Inc. — Lock-Up Agreement
Ladies and Gentlemen:
The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule II to such agreement (collectively, the “Underwriters”), with Accretive Health, Inc., a Delaware corporation (the “Company”), and certain stockholders of the Company named in Schedule I to such agreement (the “Selling Stockholders”) providing for a public offering of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), by the Selling Stockholders (the “Shares”) pursuant to a Registration Statement on Form S-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”).
In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning on and including the date that the SEC declares the Registration Statement effective (the “Effective Date”) and continuing to and including the date 90 days after the date of the final prospectus covering the public offering of the Shares (the “Prospectus”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively, the “Undersigned’s Shares”). This Lock-Up Agreement shall not apply to (i) the entering into a written trading plan designed to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that no sales are made pursuant to such trading plan during the restricted period referred to in this Lock-Up Agreement, or (ii) transactions relating to shares of Common Stock of the Company or other securities acquired in open market transactions after the closing of the public offering of the Shares, provided that no filing under Section 16(a) of the Exchange Act, other than a Form 5, shall be required or shall be voluntarily made during the restricted period referred to in this Lock-Up Agreement in connection with subsequent sales of shares of Common Stock or other securities acquired in such open market transactions.
The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.
Notwithstanding the foregoing, the Undersigned’s Shares may be transferred (i) to the Underwriters pursuant to the Underwriting Agreement, (ii) as a bona fide gift or gifts, (iii) to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iv) by testate or intestate succession, (v) to its limited partners, members or stockholders, or to any corporation, partnership or other business entity that is its affiliate, or (vi) with the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC on behalf of the Underwriters; provided that in the case of any donation, transfer or distribution pursuant to clause (ii) through (v), (a) each donee, distributee or transferee shall agree to be bound in writing by the restrictions set forth herein, (b) any such donation, distribution or transfer shall not involve a disposition for value, and (c) no filing under Section 16(a) of the Exchange Act, other than a Form 5, reporting a reduction in beneficial ownership of shares of Common Stock of the Company, shall be required or shall be voluntarily made during the restricted period referred to in this Lock-Up Agreement. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.
In addition, the undersigned agrees that, without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC on behalf of the Underwriters, it will not, beginning on and including the Effective Date and continuing to and including the date 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock of the Company. For the avoidance of doubt, the preceding sentence shall not restrict the ability of the undersigned to transfer the Undersigned’s Shares to the Underwriters pursuant to the Underwriting Agreement, whether pursuant to a right of the Undersigned with respect to the registration of such shares or otherwise.
If:
(1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs; or
(2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period;
this Lock-Up Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that such extension will not apply if, (i) the safe harbor provided by Rule 139 under the Securities Act of 1933, as amended, is available in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual and (ii) within the 3 business days preceding the 15th calendar day before the last day of the 90-day restricted period, the Company delivers to the Representatives a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Company’s shares of Common Stock are “actively traded securities” (as defined in Regulation M under the Exchange Act), within the meaning of NASD Rule 2711(f)(4) of the FINRA Manual.
The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering of the Shares. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns, provided, however, that if the Underwriting Agreement does not become effective prior to June 30, 2011, or if the Underwriting Agreement (other than the provisions thereof that survive termination) shall terminate or be terminated prior to payment for, and delivery of, the Shares, the undersigned shall be released from all obligations under this Lock-up Agreement.

Very truly yours,

Exact Name of Shareholder

Authorized Signature

Title

Date